LEGAL SERVICES

since 1907

RECEIVED

2007 JAN 18 A 10:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. [redacted]

07020431

Reykjavik, 8 January 2007
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

SUPPL

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "<u>SEC</u>") was made on behalf of Actavis Group hf. (the "<u>Company</u>") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (8 January 2007): Actavis Group hf. announces that Elin Gabriel, Executive Vice President of Supply Chain Strategy and West European Operations, will leave the Company in January 2007. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

PROCESSED

JAN 1 9 2007

THOMSON FINANCIAL

dlw 1/19

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

Reykjavik, 8 January 2007
File no. 90-06-0243

Re: Actavis Group hf. (File No. 82-34959)
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (8 January 2007): Actavis Group hf. announces that Elin Gabriel, Executive Vice President of Supply Chain Strategy and West European Operations, will leave the Company in January 2007. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiríksson, Associate
LOGOS legal services

KAUPHÖLL ÍSLANDS
Iceland Stock Exchange

Actavis Executive Vice President Elin Gabriel leaves her post 8.1.2007 15:54:59

Flokkur: Fyrirtækjafréttir

Prenta

Actavis Group (ICEX: ACT), the international generic pharmaceuticals company, announces today that Elin Gabriel, Executive Vice President of Supply Chain Strategy and West European Operations, will leave the Company in January 2007.

Her current responsibilities will be taken over by Aidan Kavanagh, Executive Vice President of Operations, Central Eastern Europe & Asia, and Fearghal Murphy, Vice President of Purchasing.

Robert Wessman, Chief Executive of Actavis, said:
"I would like to take this opportunity to thank Elin for her dedication and contribution and extend my best wishes for the future."

For more information, please contact Halldor Kristmannsson, Director of Corporate Communications, tel. +354 535 2325, +354 840 3425, email: hkristmannsson@actavis.com